SECURITIES AND EXCHANGE COMMISSION
		Washington D.C.  20549

			Schedule 13G

Under the Securities Exchange Act of 1934
		(Amendment No.1)

		Gyrodyne Co Amer Inc
		(Name of Issuer)

		Common Stock
	(Title of Class Securities)

		403820103
		(Cusip Number)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Name of reporting person
    S.S. or I.R.S. identification no. of above person

    HSBC BANK USA

2. Check the Appropriate box if a member of a group*

    NOT APPLICABLE
      (A)
      (B)

3. SEC use only

4. Citizenship or Place of Organization

    NEW YORK STATE




NUMBER OF		5.  Sole voting power:0
SHARES
BENEFICIALLY	6.  Shared voting power:72,580
OWNED BY
EACH			7.  Sole dispositive power:0
REPORTING
PERSON		8.  Shared dispositive power:72,580
WITH

9.  Aggregate amount beneficially owned by each reporting
person
	72,580

10.Check box if the aggregate amount in row 9 excludes certain shares

     NOT APPLICABLE
    (A)

11.Percent of class represented by amount in row 9
	6.361

12.Type of reporting person
	BK-BANK

Item 1a.  Name of Issuer
	Gyrodyne Co Amer Inc

Item 1b.  Address of issuer's principal executive offices:

	102 Flowerfield
	Suite 28
	Saint James, NY  11780
	United States


Item 2a.  Name of person filing:

	HSBC BANK USA

Item 2b.  Address of principal business office:

	C/O HSBC BANK USA
	ONE HSBC CENTER
	BUFFALO, NY  14203
	ATTN:  Tanya Armstrong 17th FLOOR




Item 2c.  Citizenship:

STATE CHARTERED BANK ORGANIZED UNDER THE LAWS OF THE
STATE OF NEW YORK.

Item 2d.  Title of class of securities:

	COMMON STOCK

Item 2e.  Cusip Number:
	403820103


Item 3.    The person filing this statement is a:

	(B) Bank as defined in Section 3(a)(6) of the Act.

Item 4.     Ownership:

(A) Amount beneficially owned:72,580

(B) Percent of Class:6.361

Number of shares as to which such person has:

(I) Sole power to vote or to direct the vote:0

(ii) Shared power to vote or to direct the vote: 72,580

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 72,580

Item 5.  Ownership of five percent or less of a class:

	NOT APPLICABLE.

Item 6. Ownership of more than five percent on behalf of another person:

	HELD IN VARIOUS FIDUCIARY RELATIONSHIP ACCOUNTS.





Item 7. Identification and classification of the subsidiary which acquired the security
	 being reported on by the parent holding company:

	NOT APPLICABLE

Item 8. Identification and classification of members of the group:

	NOT APPLICABLE

Item 9.  Notice of dissolution of group:

	NOT APPLICABLE.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2004






				/s/Robert F. Ward
				First Vice President